CHOATE, HALL & STEWART LLP

Two International Place

Boston, MA 02110

T (617) 248-5000    F (617) 248-4000

Barbara M. Johnson

(617) 248-5090

bjohnson@choate.com

March 13th, 2006

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4-06

Washington, D.C. 20549

Attention:	Kathleen Collins

                  Accounting Branch Chief

RE:	Open Text Corporation

Form 10-K for Fiscal Year Ended June 30, 2005

Form 10-Q for the Quarter Ended September 30, 2005

File No. 000-27544

Dear Ms. Collins:

On behalf of our client Open Text Corporation (the “Company”), this letter reflects the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 10, 2006 to Mr. Alan Hoverd, the Company’s Chief Financial Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Prior Comment no. 4—Note 4. Goodwill and Note 12—Commitments and Contingencies, pages 74 and 85

1.	We understand that as part of the resolution of the legal dispute you recorded approximately $1.76 million as additional purchase price related to contingent consideration. Tell us more about how the settlement accounts were determined and why you believe it is appropriate to include the settlement of litigation over a purchase as additional purchase price and not as a charge to the income statement when settled. Provide additional persuasive evidence to support why you believe the settlement amount demonstrates a clear and direct link to the purchase price. Provide a similar analysis for your accounting

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March 13, 2006

for the expected litigation costs surrounding the Net Worth Adjustment for your acquisition of Open Image.

Tilbury—Articles 2.3(2) and (3) of the Share Purchase Agreement (“SPA”) between the Company, as acquirer, and the Tilbury’s, as vendors, contemplate the payment of quarterly installments after the first and second quarters following the closing of the Tilbury acquisition if certain gross revenue and net pre-tax profit targets were met. The calculation of this contingent consideration was referred by the parties to arbitration. References to litigation in the previous response, or elsewhere, were to this arbitration process. No separate litigation has occurred. In the arbitration settlement agreement between Open Text Corporation and the Tilburys, it was determined that approximately $1.76 million was due and payable by the Company on account of these earn-out provisions in the SPA.

The Company concluded that it is appropriate to include the $1.76 million as part of the purchase price based on guidance contained in paragraph 28 of SFAS 141, which states that:

“additional consideration may be contingent on maintaining or achieving specified earnings levels in future periods. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the fair value of the consideration issued or issuable as an additional cost of the acquired entity.”

In the present case, the contingent consideration became issuable upon the conclusion of the arbitration proceedings, which determined whether such gross revenue and net pre-tax profit targets were met.

The additional payment of $1.76 million is contingent consideration as defined in SFAS 141 and EITF 95-8, as the payment is not linked to ongoing employment or other factors that would preclude accounting for the consideration as part of the business combination purchase price under SFAS 141. The contingent payments were required by the express terms of the SPA and the amount payable in respect of these earn out provisions was finalized in the arbitration process, as it was determined to what extent the stated targets were met. This establishes a clear and direct link to the purchase price, consistent with the December 11, 2003 AICPA Conference speech by Randolph Green of the SEC Staff, which states:

“…we have generally concluded that legal claims between an acquirer and the former owners of an acquired business should be reflected in the income statement when settled. Instances in which we have been persuaded that a

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March 13, 2006

settlement of litigation over a purchase is more appropriately reflected as an adjustment to the cost of the acquired business demonstrate a clear and direct link to the purchase price. For example, litigation seeking enforcement of an escrow or escrow-like arrangement, say, specifying a minimum amount of working capital in the acquired business, may establish a clear and direct link to the purchase price.”

Open Image—The Company believes that the Staff is referring to the $135,000 referred to in our response to Question #6 of the Staff’s previous letter dated November 7, 2005. There has been no litigation in connection with this acquisition. Section 2.4 of the Share Purchase Agreement between Open Text Corporation and BCE Emergis Inc. (the “OI SPA”) dated November 3, 2000 for the purchase of the shares of Open Image Systems Inc. (“OI”) provides that the purchase price shall be adjusted—either upwards or downwards—by a “Net Worth Adjustment” (“NWA”). Specifically, Section 2.4, sub-paragraph 6 indicates that the purchase price shall be increased or decreased, to the extent the net worth of OI (as determined from OI’s closing balance sheet) is greater or less than negative $732,168. Any adjustment due to the NWA clause impacts the original purchase price and would not reflect a resolution of a pre-acquisition contingency. It has always been Open Text’s position that BCE Emergis Inc. owed Open Text a NWA of $1.5 million based upon an independent legal opinion obtained at the time which was communicated, in writing, to BCE Emergis Inc. BCE Emergis Inc. rejected this claim and expressed its intention to seek resolution of this issue through legal means. The Company believed at the time of the business combination that litigation was probable and estimable, so it accrued its best estimate of the probable legal costs necessary to support or defend its claim under its interpretation of the amount payable under the NWA against the anticipated legal action expected to be taken by BCE Emergis Inc. Open Text Corporation never recognized any of the $1.5 million amount as a receivable. Such legal action has never been taken by BCE Emergis Inc. and there have been no further developments in any respect regarding this matter for several years. Accordingly, the Company reversed this accrual of $135,000 to goodwill in the second quarter of 2006, as this is where the offset to the original accrual was recorded. The Company believes that this amount is immaterial to the consolidated financial statements.

2.	We have reviewed your response regarding the reimbursement of approximately $847,000 of legal costs to the Tilbury’s as part of the August 2005 arbitration award; however, we do not believe you have provided persuasive evidence and analysis to demonstrate that a portion of the arbitration award for the reimbursement of legal costs has a clear and direct link to the purchase price. Explain how you determined it appropriate to record $730,000 of the reimbursed legal costs to the purchase price and why you believe it is clearly and directly linked to the purchase price. Typically legal claims, and the costs associated with those claims, are reflected in the income statement when settled.

United States Securities and Exchange Commission

March 13, 2006

As noted in the response to Question #1, Open Text and the Tilbury’s entered into an arbitration proceeding related to the calculation of the contingent consideration pursuant to the Share Purchase Agreement. This arbitration proceeding was necessary to determine the appropriate amount of contingent consideration required to be paid as additional purchase price under the SPA. The Arbitrator clarified the final measurement of the contingent consideration required which resulted in a payment of additional purchase price being made to the Tilburys.

The Company concluded that the final contingent consideration the Company was required to pay pursuant to the terms of the SPA by the Arbitrator, including legal fees directly related to the arbitration and incurred solely in connection with the determination of the appropriate amount of the contingent consideration under the SPA through the arbitration process, is directly linked to the calculation of the appropriate purchase price and should be reflected as additional purchase price. Open Text believes this treatment is consistent with SFAS 141, EITF 95-8 and the December 11, 2003 Randolph Green speech referred to earlier.

Of the total amount of legal fees paid in connection with the arbitration proceeding, $730,000 was included with the contingent consideration as additional purchase price. This amount was consistent with management’s information on the proportionate amount of fees attributable to the contingent consideration portion of the arbitration proceedings.

In addition to the amounts discussed above, the Arbitrator also required Open Text to pay certain other amounts to the Tilburys, such as severance, interest, etc. As these other amounts were unrelated to the determination of the contingent consideration, they were expensed in the Company’s statement of operations together with the associated proportion of the total legal fees incurred.

Prior Comment no. 5—Note 5. Acquired Intangible Assets, page 74

3.	You indicate in your response that the amortization of customer relationship assets and core technology should not be accounted for as a cost of sales as these amounts relate to assets that are not directly associated with the production or sale of products and services of the Company. Clarify for us, your reliance on this statement, given the statement in your response that indicates that the customer relationship assets provide a benefit to the Company through revenue growth from “add-ons” acquired from these customers. In addition, clarity for us whether the Company is currently selling any products associated with your capitalized acquired core technology. We may have further comments.

United States Securities and Exchange Commission

March 13, 2006

Core Technology Intangible Assets—Acquired Core Technology assets are valued using generally accepted valuation techniques for this type of technology asset. The projected revenues connected with the acquired Core Technology were calculated based on management’s views regarding the products and services leveraging the acquired Core Technology and the economic life of the acquired Core Technology using a technology migration factor.

The Company is currently selling products that leverage the acquired Core Technology, consistent with the expectation used when ascribing value to these intangible assets. Acquired Core Technology is reviewed for impairment in accordance with the guidance in SFAS 144. As the acquired Core Technology assists in reducing development costs associated with a variety of existing and future products, the Company does not believe that there is as direct a linkage between Core Technology and future sales of any specific products as there is with acquired Application Software technology.

Customer Relationship Intangible Assets—The Company ascribed a value to acquired Customer Relationship intangible assets, based on generally accepted valuation techniques. Specifically, an income approach was used to fair value the Customer Relationships, derived by calculating the after-tax cash flows attributable to existing customers. The benefit to the Company from these relationships is based upon the reasonable assumption that as a result of the acquired companies pre-existing relationships with its customers, the ability to leverage future sales of products and services is increased. In the valuation of the asset, estimates of the economic life of the customer relationship were made using annual attrition rates.

The value ascribed to acquired Customer Relationship intangible assets did not include order backlog or significant acquired customer contracts whose amortization would be more directly associated with the sale of products and services of the Company. The Company believes that though the valuation of the acquired Customer Relationship intangible assets involves estimates of the expected future cash flows to be generated from these customer relationships from potential future purchases of products and services, some of which are additional modules associated with previously purchased software (referred to as “add-ons” in our previous response), there is insufficient direct linkage to sales of specific products and services to classify the amortization of this intangible asset within cost of revenues. The Company continues to believe that classification of amortization within operating expenses is consistent with the nature and use of the assets, the comments by SEC Staff member G. Anthony Lopez at the December 2005 AICPA conference, and current industry practice.

United States Securities and Exchange Commission

March 13, 2006

4.	Notwithstanding your response, we believe you should revise to classify amortization expense relating to acquired technology as an element of cost of sales in accordance with SFAS 86. We do not believe it is appropriate to analogize to SAB Topic 11B for revenue-producing intangibles, given the explicit guidance set forth in Question 17 of SFAS 86 FASB Staff Implementation Guide.

Notwithstanding the Company’s response in Question #3 above, the Company notes the Staff’s view on this matter and the Company will adjust future filings to reflect the amortization of acquired technology as an element of cost of sales, with comparative periods reclassified to conform to current period presentation.

Note 9. Accounts Payable—Trade and Accrued Liabilities

Prior Comment no. 6—Excess Facility Obligations and Accrual Relating to Acquisitions, page 77

5.	We have reviewed your response to prior comment no. 6 and do not believe you have adequately addressed our comment. In this regard, it appears your response focuses on the amount of transaction related costs that remain as of the recent balance sheet date for each acquisition. However, our comment requested information surrounding the nature and amount of the transaction-related accruals for each of your acquisitions at the respective acquisition date. As previously requested, for each acquisition where you recorded ‘transaction related costs’, provide us a schedule which identifies the nature and amount of these costs and the basis under which those amounts have been properly included as purchase price under generally accepted accounting principles. Also, provide us a roll forward of these transaction related costs for each subsequent period following the acquisition. Ensure the roll forward describes the type and amount of costs paid and charged against the liability and any adjustments to the liability. For other adjustments to the liability, explain whether it was recorded as an adjustment of the cost of the acquiree or included in the determination of net income with reference to the appropriate authoritative accounting literature.

The transaction-related accruals related to each of the Company’s acquisitions are shown in the table below. In each case these costs are included in the determination of the purchase price as they are direct out-of-pocket costs that are incremental to the consummation of the acquisition.

United States Securities and Exchange Commission

March 13, 2006

Type of Costs	Description

Legal Costs	Legal costs include costs of drafting, review and negotiation of legal agreements relating to acquisitions and other ancillary related legal matters arising throughout the acquisition process, arbitration proceedings directly related to enforcing or determining the terms of share purchase agreements, the registration of agreements required in connection with the acquisition, and estimated costs at the date of acquisition associated with pre-acquisition litigation matters and other litigation.

Accounting Fees	Accounting fees generally include costs relating to audits and valuations relating to the acquired company, independent external valuations of acquired intangible assets, and independent tax advice related to structuring of acquisitions, filing pre-acquisition period tax returns and tax claims related to pre-acquisition fiscal periods.

Other External Acquisition Advisory Costs	Other external acquisition advisory costs include fees paid to external consultants for services relating to valuation of the acquired company, review of draft agreements and due diligence reviews of financial statements of acquired companies.

Travel Costs	Travel costs include expenses incurred by third parties who provide legal, accounting and other external acquisition advisory services in connection with the acquisitions.

Insurance Costs	These costs relate specifically to the acquisition of Centrinity Inc. Pursuant to the terms of the Share Purchase Agreement, Open Text Corporation was required to secure directors and officers insurance coverage for actions of the directors and officers of the acquired company taken prior to the acquisition. Since these directors and officers ceased to have any involvement with the combined company, the costs relate to pre-acquisition period activities and have accordingly been included in the determination of the purchase price.

Acquisition Fees	These costs include transfer agent fees, tender solicitation costs, fees paid to the German stock exchange in connection with an acquisition, and brokerage fees for purchases of shares in the acquired companies.

United States Securities and Exchange Commission

March 13, 2006

Type of Costs	Description

Other Costs	Other costs include all other direct costs not described above of which significant amounts are described in the footnotes to Appendix A.

Note: The Company has classified foreign exchange revaluation adjustments related to the accounts payable balances separately in the attached schedule for ease of identification.

As requested a “roll forward” of the transaction costs relating to each of the acquisitions is provided in Appendix A to this letter.

6.	Also, please address the following additional comments as it relates to the specific information that you provided in your response.

IXOS

•	Tell us more about the nature, amount and timing of the Domination Agreement associated with your acquisition of IXOS. Tell us when this agreement was initially filed and when you recorded the associated accrual. Also, clarify what amount you recorded and how you determined those amounts. Clarify whether this represented a pre-acquisition contingency that you anticipated as of the acquisition date or if you are accounting for these as they become known.

•	Based on the information you provided, it appears that the settlement of litigation with minority shareholders of IXOS and GAUSS should be reflected in the income statement when settled.

•	Your response suggests that you are accounting for the ongoing work related to the restatements of certain pre-acquisition periods of IXOS, on incurrence, as part of the purchase accounting. Further explain the nature, amount and timing of these costs and why you believe it is appropriate to record these period costs as part of the purchase price. Refer to the respective authoritative literature to support your accounting

United States Securities and Exchange Commission

March 13, 2006

Centrinity

•	Your response indicates that as there has been no correspondence from the Government of Ireland, you will reverse the accrual against goodwill in the second quarter of 2006. Tell us how this accounting complies with paragraph 41 of SFAS 141, which requires that after the allocation period, an adjustment that results from a pre-acquisition contingency be included in the determination of net income in the period in which the adjustment is determined.

IXOS—A Domination Agreement (a “DA”) is commonly entered into in Germany by an acquirer when less than 100% of the shares of a German target company is acquired to allow for exercise of unrestricted control by an acquirer and the determination of the fair value of the shares held by the minority shareholders. In Germany, entering into a DA is a court sanctioned process that results in the determination of the fair value of the minority shares.

Typically, an initial DA is filed with the courts in Germany when an acquiring company has acquired a majority but less than 100% interest in a German company. The DA sets out a fixed price offer for the shares held by all minority shareholders and a required annual return to the minority shareholders as a payment in lieu of dividends. After registration of the DA, a liquid and active public market for the target company shares no longer exists. After the filing of the DA, the minority shareholders have the right to contest in court the valuation of their shares in the DA, both before and after the DA is registered. Although the acquirer will have involved an independent valuator to assist with the determination of the price offered to minority shareholders in the filed DA, the German court will appoint another valuator to determine the fair value if they cannot rule on the claims quickly. The value ultimately determined by the Court becomes the fair value of the shares held by the minority shareholders of the acquired company and the basis of the offer to all minority shareholders. In order to avoid the lengthy court process, an acquirer may choose to determine a fair value of the minority shares through a negotiation process with the minority shareholders as a group. In Germany, all settlements must be made for the benefit of all shareholders. In either the case of a court settlement or a negotiated out-of court settlement, all minority shareholders will be eligible to receive this determined fair value. This gives a result that is similar to the common take-over bid process in North America where the initial bid price may be challenged and an ultimate higher bid is the purchase price of the acquired business under SFAS 141. EITF 85-2, Classification of Costs Incurred in a Takeover Defense is not applicable to the accounting in this case as any value determined through the courts or via settlement must be paid to the benefit of all shareholders.

On December 1, 2004, the Company entered into a Domination Agreement (the “IXOS DA”) with IXOS. The IXOS DA was accorded approval by the shareholders of IXOS on January 14, 2005 after which the process of registration with the German Courts was commenced. Certain shareholders filed complaints against the approval of the IXOS DA. A first hearing of these complaints took place in the German Court in May 2005. In August 2005, as a result of on an out of court

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March 13, 2006

settlement which was ratified by the German Court, the registration was completed after which the IXOS DA became effective. The IXOS DA offered to purchase the remaining outstanding shares of IXOS for a cash purchase price of 9.38 Euros per share. In addition, the IXOS DA guaranteed that the shareholders who did not accept the cash purchase price would be paid an annual compensation of 0.42 Euros per share in perpetuity.

Since at the time of the acquisition Open Text considered entering into a DA, both as a means to acquire further shares of IXOS and a process to determine fair value, a necessary legal step in the German share acquisition process, estimated costs related to the IXOS DA were accrued as part of the purchase price from the date of the acquisition (March 2004). These costs were determined based upon our expectation of legal costs (relating to the registration of the IXOS DA) and accounting costs (primarily valuation) to be incurred in connection with the IXOS DA. The accruals were based on estimates provided by various third party advisors in Germany. These costs were not pre-acquisition contingencies since entering into the IXOS DA and the act of registering it with the courts was a required part of the process of completing an acquisition in Germany and relate to the acquisition of the remaining shares of IXOS, not the initial acquisition of control.

The Company concluded it is appropriate to include these direct costs as part of the purchase price of the acquisitions, in accordance with SFAS 141, paragraph 24, which states that the cost of an acquired entity includes direct costs of the business combination. By analogy to SAB Topic 5A, the Company recognizes that the direct costs related to the purchase of additional IXOS shares incurred in advance of acquiring the shares should be classified as deferred costs as the purchase of the remaining shares is probable. However, from a materiality perspective, the Company has recorded these costs directly to goodwill. As the purchases are executed the total cost of acquisition, including the direct costs, will be allocated to the acquired assets and assumed liabilities pursuant to SFAS 141.

With reference to accounting for ongoing work related to the restatements, we believe it is appropriate to record the costs related to the restatements of certain pre-acquisition periods of IXOS as part of the purchase price in accordance with SFAS 141 paragraph 24 which states that the cost of an entity acquired in a business combination includes the direct costs of the business combination. The costs relating to the IXOS restatements have been incurred in conjunction with the restatement of the opening balance sheet of the acquired company and is directly related to the determination of the fair value of net assets acquired as well as to ensuring appropriate acquired business financial statements are filed with the Commission pursuant to Form 8-K and Rule 3-05 of Regulation S-X.

United States Securities and Exchange Commission

March 13, 2006

The specific nature, timing and amount of these costs is as follows.

Nature	Description	Fiscal year ended	Amount
Accountant fees	IXOS stub period audit (July 2003 to March 2004)	June 30, 2006	$117,690

Printing costs	Printing costs related to IXOS Annual Reports for restated financial statements	June 30, 2005	$110,979

Accountant fees	Review of draft SEC filings relating to the IXOS acquisition	June 30, 2005	$ 26,531

Accountant fees	Audit work relating to IXOS restated financial statements for fiscal 2002 and 2003	June 30, 2005	$410,000

Centrinity.

The Company reversed this accrual, to goodwill, in the second quarter of 2006. Open Text agrees with the Staff’s position that the reversal of the accrual against goodwill in connection with the acquisition of Centrinity should have been considered in the determination of net income. The Company does not believe that the $130,000 reversal is material to its financial statements.

In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings, but will reflect the appropriate responses above in its future filings.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

United States Securities and Exchange Commission

March 13, 2006

Sincerely,

/s/    Barbara M. Johnson

Barbara M. Johnson

cc:	Megan Akst, Staff Accountant

        Securities and Exchange Commission

John Shackleton, Chief Executive Officer

Alan Hoverd, Chief Financial Officer

John Trent, Vice President, General Counsel and Secretary

James Clarke, Assistant General Counsel and Secretary

        Open Text Corporation

APPENDIX A

-	Note that Foreign Exchange (“FX”) has been classified separately for ease of identification purposes only

-	Amounts less than $100,000 have not been explained as the Company believes such amounts are not material to this analysis and the Company’s financial statements.

	Legal		Accounting		Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other		FX	Total
Centrinity
Opening Balance	(1,480,131)		(337,104)		(114,274)	(1,912)	—	(148,627)	(277,220)		203,748	(2,155,520)
Goodwill Adjustments	76,285								(347,179	)E		(270,894)
Payments	592,228					1,912			126,255			720,394
Fx											10,000	10,000

Balance @ 12/31/02	(811,618)		(337,104)		(114,274)	—	—	(148,627)	(498,144)		213,748	(1,696,019)
Payments			204,089		114,274			148,627	(6,172)			460,818
Fx											2,405	2,405

Balance @ 03/31/03	(811,618)		(133,015)		—	—	—	—	(504,316)		216,153	(1,232,796)
Payments	95,202		66,936						(23,098)			139,040
Fx											125,981	125,981

Balance @ 06/30/03	(716,416)		(66,079)		—	—	—	—	(527,414)		342,134	(967,775)
Goodwill Adjustments									506,000	D		506,000
Payments									(28,590)			(28,590)
Fx											(306,523)	(306,523)

Balance @ 09/30/03	(716,416)		(66,079)		—	—	—	—	(50,003)		35,612	(796,887)
Goodwill Adjustments	279,062	C										279,062
Payments									(12,590)			(12,590)
Fx											(13,142)	(13,142)
Other												—

Balance @ 12/31/03	(437,354)		(66,079)		—	—	—	—	(62,593)		22,470	(543,557)
Payments	(43,991)								12,445			(31,546)
Fx											11,833	11,833

Balance @ 03/31/04	(481,345)		(66,079)		—	—	—	—	(50,148)		34,303	(563,270)
Payments	2,290								32,318			34,609
Fx											27,764	27,764

Balance @ 06/30/04	(479,055)		(66,079)		—	—	—	—	(17,829)		62,067	(500,897)
Fx											(31,561)	(31,561)

Balance @ 09/30/04	(479,055)		(66,079)		—	—	—	—	(17,829)		30,506	(532,458)
Payments									(2,070)			(2,070)
Fx											(69,369)	(69,369)

Balance @ 12/31/04	(479,055)		(66,079)		—	—	—	—	(19,899)		(38,863)	(603,896)
Goodwill Adjustments	208,200	A							19,899		61,082	289,181
Fx											8,027	8,027

Balance @ 03/31/05	(270,855)		(66,079)		—	—	—	—	—		30,246	(306,688)
Goodwill Adjustments			(341,403	)B								(341,403)
Fx											(2,800)	(2,800)

Balance @ 06/30/05	(270,855)		(407,482)		—	—	—	—	—		27,446	(650,891)
Fx											(34,870)	(34,870)

Balance @ 09/30/05	(270,855)		(407,482)		—	—	—	—	—		(7,424)	(685,761)
Goodwill Adjustments	130,000	A	66,079									196,079
Fx											7,424	7,424
Other	(34,145)											(34,145)

Balance @ 12/31/05	(175,000)		(341,403)		—	—	—	—	—		—	(516,403)

Footnotes

A	Adjustment of pre-acquistion contingency accrual
B	Direct costs related to valuation of acquired tax assets
C	Goodwill adjustment relates to the finalization of acquisition related costs accrual within the 1 year allocation period
D	Reversal of accrual for employee severance payments
E	Accrual for employee severance payments

	Legal		Accounting	Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other	FX	Total
Eloquent
Opening Balance	(928,281)		(43,908)	(47,772)	—	(57,804)	—	(12,244)	(6,642)	(1,096,651)
Payments	167,107			3,200						170,307

Balance @ 03/31/03	(761,174)		(43,908)	(44,572)	—	(57,804)	—	(12,244)	(6,642)	(926,343)
Payments	115,538		20,320	39,903		54,487		50,176		280,424

Balance @ 06/30/03	(645,636)		(23,588)	(4,668)	—	(3,316)	—	37,931	(6,642)	(645,920)
Payments	60,067		(158)			21,746		(48,671)		32,984
Fx									(4,000)	(4,000)

Balance @ 09/30/03	(585,569)		(23,746)	(4,668)	—	18,429	—	(10,740)	(10,642)	(616,936)
Payments	25,733		42,709					8,048		76,489

Balance @ 12/31/03	(559,835)		18,962	(4,668)	—	18,429	—	(2,692)	(10,642)	(540,447)
Payments	3,037		(16,126)	4,668		(18,429)				(26,850)

Balance @ 03/31/04	(556,798)		2,836	—	—	—	—	(2,692)	(10,642)	(567,297)
Goodwill Adjustments	56,053		7,421							63,475
Payments	742									742
Other								2,692		2,692

Balance @ 06/30/04	(500,003)		10,258	—	—	—	—	—	(10,642)	(500,388)

Balance @ 09/30/04	(500,003)		10,258	—	—	—	—	—	(10,642)	(500,388)
Payments	3,706									3,706
Fx									10,642	10,642

Balance @ 12/31/04	(496,297)		10,258	—	—	—	—	—	—	(486,039)

Balance @ 03/31/05	(496,297)		10,258	—	—	—	—	—	—	(486,039)

Balance @ 06/30/05	(496,297)		10,258	—	—	—	—	—	—	(486,039)
Goodwill Adjustments	250,000	A								250,000

Balance @ 09/30/05	(246,297)		10,258	—	—	—	—	—	—	(236,039)
Other			(10,258)							(10,258)

Balance @ 12/31/05	(246,297)		—	—	—	—	—	—	—	(246,297)

Footnotes

A	Reversal of accrual for pre-acquistion contingency adjustment

	Legal		Accounting	Other External Acquisition Advisory Costs		Travel	Acquisition Fees	Insurance	Other		FX	Total
Gauss
Opening Balance	(509,390)		(771,004)	(234,490)		(128,237)	(255,127)	—	(123,064)		25,313	(1,995,998)
Payments	525,723			115,812		33,198	78,214		14,817			767,764
Fx											13,647	13,647
Other									20,596			20,596

Balance @ 09/30/03	16,333		(771,004)	(118,678)		(95,039)	(176,912)	—	(87,651)		38,961	(1,193,991)
Goodwill Adjustments	(347,181	)C										(347,781)
Payments	88,307			(16,115)		90,319			196,007			358,519
Fx											(1,049)	(1,049)
Goodwill Adjustments									57,531			57,531
Other									60,787			60,787

Balance @ 12/31/03	(243,141)		(771,004)	(134,793)		(4,720)	(176,912)	—	226,673		37,911	(1,065,984)
Payments	279,956		521,626	218,173		4,720	55,341		13,721			1,093,538
Other									2,677			2,677

Balance @ 03/31/04	36,815		(249,378)	83,381		—	(121,571)	—	243,072		37,911	30,230
Goodwill Adjustments									(306,242	)C		(306,242)
Payments	266,587		161,597	3,212			60,137					491,533
Other									(215,520)			(215,520)

Balance @ 06/30/04	303,402		(87,781)	86,593		—	(61,434)	—	(278,690)		37,911	2
Goodwill Adjustments	(434,315	)B	(62,045)								(3,640)	(500,000)

Balance @ 09/30/04	(130,913)		(149,826)	86,593		—	(61,434)	—	(278,690)		34,271	(499,998)
Payments	11,037		46,864									57,901
Fx											(84,201)	(84,201)

Balance @ 12/31/04	(119,876)		(102,962)	86,593		—	(61,434)	—	(278,690)		(49,930)	(526,299)
Goodwill Adjustments									105,884	A		105,884
Payments									(10,426)			(10,426)
Fx											66,880	66,880

Balance @ 03/31/05	(119,876)		(102,962)	86,593		—	(61,434)	—	(183,232)		16,950	(363,961)
Fx											66,373	66,373

Balance @ 06/30/05	(119,876)		(102,962)	86,593		—	(61,434)	—	(183,232)		83,323	(297,588)
Goodwill Adjustments	(496,000	)B		(108,000	)B				(3,446)			(607,446)
Payments	86,098											86,098
Fx											32,132	32,132

Balance @ 09/30/05	(529,778)		(102,962)	(21,407)		—	(61,434)	—	(186,678)		115,456	(786,804)
Goodwill Adjustments									108,406	A		108,406
Payments	257,052		31,000	21,407			61,434					370,893
Fx											(118,144)	(118,144)
Other									24,818			24,818

Balance @ 12/31/05	(272,726)		(71,962)	—		—	—	—	(53,454)		(2,688)	(400,830)

Footnotes

A	Adjust several non-material miscellaneous items
B	Accrual relating to finalization of purchase price
C	Adjust accrual for additional costs within 1 year of acquisition

	Legal	Accounting		Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other		FX	Total
IXOS
Opening Balance	(2,634,803)	(1,045,747)		(1,106,933)	(348,566)	(3,159,926)	—	(3,668,495)		54,493	(11,909,976)
Goodwill Adjustments	(75,601)										(75,601)
Payments	337,045	72,830		583,426	331,720	2,965,081		558,528	A		4,848,630

Balance @ 03/31/04	(2,373,359)	(972,917)		(523,506)	(16,846)	(194,845)	—	(3,109,968)		54,493	(7,136,947)
Goodwill Adjustments								76,061			76,061
Payments	456,963	86,750		332,926	16,846	194,845		2,533,609	C		3,621,939

Balance @ 06/30/04	(1,916,396)	(886,167)		(190,580)	—	—	—	(500,298)		54,493	(3,438,947)
Goodwill Adjustments		(350,000	)B								(350,000)
Payments	319,762	149,964		11,161				6,175			487,061
Fx										(220,061)	(220,061)

Balance @ 09/30/04	(1,596,634)	(1,086,203)		(179,420)	—	—	—	(494,123)		(165,568)	(3,521,947)
Payments	464,505	321,070		25,463							811,038
Fx										158,024	158,024

Balance @ 12/31/04	(1,132,129)	(765,133)		(153,956)	—	—	—	(494,123)		(7,544)	(2,552,885)
Payments	213,630			45,455							259,085
Fx										(65,158)	(65,158)
Other								(18,028)			(18,028)

Balance @ 03/31/05	(918,498)	(765,133)		(108,502)	—	—	—	(512,151)		(72,702)	(2,376,986)
Payments	21,001							294,384			21,001
Fx										(105,385)	(105,385)

Balance @ 06/30/05	(897,498)	(765,133)		(108,502)	—	—	—	(217,767)		(178,087)	(2,166,986)
Payments	386,813										386,813
Fx										177,187	177,187

Balance @ 09/30/05	(510,685)	(765,133)		(108,502)	—	—	—	(217,767)		(899)	(1,602,986)
Goodwill Adjustments	30,000			48,787							78,787
Payments	9,538	117,690		42,815							170,043
Fx										31,156	31,156
Other								23,000			23,000

Balance @ 12/31/05	(471,147)	(647,443)		(16,900)	—	—	—	(194,767)		30,257	(1,300,000)

Footnotes

A	$238,505 of the balance relates to contract termination costs
B	Audit fees—pre-acquistion periods
C	Relates to severance payment to former IXOS president

	Legal	Accounting	Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other	FX	Total
Artesia
Opening Balance	(167,180)	(90,080)	(122,667)	(966)	—	—	1,021	(341)	(380,213)
Payments	73,179		139,928	966					214,073
Fx								3,039	3,039

Balance @ 09/30/04	(94,001)	(90,080)	17,261	—	—	—	1,021	698	(165,101)
Payments	26,677								26,677
Fx								3,766	3,766

Balance @ 12/31/04	(67,324)	(90,080)	17,261	—	—	—	1,021	4,463	(134,658)
Payments	16,901	32,453	721						50,075
Fx								(1,452)	(1,452)

Balance @ 03/31/05	(50,423)	(57,627)	17,982	—	—	—	1,021	3,011	(86,036)
Payments	7,640								7,640
Fx								(706)	(706)

Balance @ 06/30/05	(42,783)	(57,627)	17,982	—	—	—	1,021	2,305	(79,103)
Goodwill Adjustments							(40,216)		(40,216)
Fx								2,704	2,704

Balance @ 09/30/05	(42,783)	(57,627)	17,982	—	—	—	(39,195)	6,008	(115,615)
Goodwill Adjustments	46,403	9,390	(17,982)				29,195	(6,204)	60,802
Fx								196	196

Balance @ 12/31/05	3,620	(48,237)	—	—	—	—	(10,000)	—	(54,617)

	Legal	Accounting	Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other	FX	Total
Vista
Opening Balance	(235,835)	(69,334)	(125,298)	—	—	—	(40,000)	(9,344)	(479,811)
Payments	9,808		31,064						40,872
Fx								1,250	1,250

Balance @ 09/30/04	(226,026)	(69,334)	(94,234)	—	—	—	(40,000)	(8,095)	(437,689)
Payments	13,920		133,024						146,944
Fx								1,867	1,867

Balance @ 12/31/04	(212,106)	(69,334)	38,790	—	—	—	(40,000)	(6,227)	(288,877)
Payments	131,710	32,251	2,759						166,720
Fx								985	985

Balance @ 03/31/05	(80,396)	(37,083)	41,549	—	—	—	(40,000)	(5,242)	(121,172)
Payments	617								617
Fx								—	—

Balance @ 06/30/05	(79,779)	(37,083)	41,549	—	—	—	(40,000)	(5,242)	(120,555)
Fx								6,000	6,000

Balance @ 09/30/05	(79,779)	(37,083)	41,549	—	—	—	(40,000)	758	(114,555)
Goodwill Adjustments	79,779	24,528	(41,549)				40,000	(808)	101,950
Fx								580	580

Balance @ 12/31/05	—	(12,555)	—	—	—	—	—	530	(12,025)

	Legal	Accounting	Other External Acquisition Advisory Costs	Travel	Acquisition Fees	Insurance	Other	FX	Total
Optura
Opening Balance	(101,925)	(85,000)	(69,000)	—	—	—	(99,075)	(366)	(355,365)
Payments	43,353		47,280				9,991		100,624

Balance @ 03/31/05	(58,572)	(85,000)	(21,720)	—	—	—	(89,084)	634	(253,741)
Payments	12,689						942		13,631

Balance @ 06/30/05	(45,883)	(85,000)	(21,720)	—	—	—	(88,142)	634	(240,110)
Payments	16,050								16,050
Fx								470	470

Balance @ 09/30/05	(29,833)	(85,000)	(21,720)	—	—	—	(88,142)	104	(224,591)
Goodwill Adjustments	27,908	23,022	21,720				87,142		159,792
Payments	1,925	21,226							23,151

Balance @ 12/31/05	—	(40,752)	—	—	—	—	(1,000)	104	(41,648)

*	The balance at acquisition and at the end of the following quarter do not tie to disclosures in the Company’s Form 10-Q filing for the three months ended March 31, 2005 by $149,000. This disclosure discrepancy was corrected in the Company’s Form 10-K filed for the period ended June 30, 2005.